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January 21, 2023
Chris (He/Him) Today at 4:28 PM
Accepting Investment in Planet Theta Before we Launch on Valentine's Day.
https://wefunder.com/planettheta
Disclosures:
https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure (edited)
Planet Theta LLC on Wefunder
Invest in Planet Theta LLC: The Most Secure Dating App Ever: Using ...
The Most Secure Dating App Ever: Using VR to Find Love
PLANET THETA
The Metaverse is a $1 Trillion revenue opportunity.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicit


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Chris Crew
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Chris Crew
14m
Accepting Investment in Planet Theta Before we Launch.
https://wefunder.com/planettheta
Disclosures:
PLANET THETA
The Metaverse is a $1 Trillion revenue opportunity,
here is how to invest...
WEFUNDER.COM
Invest in Planet Theta LLC: The Most Secure Dating App Ever: Using VR to Find Love
Carolyn O'Neill and Nathan Saari
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Planet Theta
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Planet Theta is the world's first VR dating app!
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Planet Theta
Published by Chris Crew · 10m
See here for important legal disclosures.
PLANET THETA
The Metaverse is a $1 Trillion revenue opportunity,
here is how to invest...

Aaron Kizer
6m ·

Planet Theta
10m ·

Accepting Investment in Planet Theta Before we Launch.
https://wefunder.com/planettheta

See here for important legal disclosures.
https://help.wefunder.com/testing-the-waters-legal...


PLANET
THETA
The Metaverse is a $1 Trillion revenue opportunity,
here is how to invest...

WEFUNDER.COM

Invest in Planet Theta LLC: The Most Secure Dating App Ever: Using VR to Find Love


Aaron Kizer
COO FireFlare Games LLC
Followers 843

Aaron Kizer reposted this

PLANET THETA
1,529 followers
5m •

Accepting Investment in Planet Theta Before we Launch.
https://lnkd.in/eZghyRvW Disclosures: https://lnkd.in/eYDafKw #investment #startup #startupfunding #crowdfunding #crowdinvesting #metaver ...see more

PLANET THETA
The Metaverse is a $1 Trillion revenue opportunity,
here is how to invest...

Invest in Planet Theta LLC: The Most Secure Dating App Ever: Using VR to Find Love
wefunder.com • 1 min read



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Aaron Kizer reposted this
PLANET THETA
Accepting Investment in Planet Theta Before we Launch.
https://lnkd.in/eZghyRvW Disclosures: https://lnkd.in/eYDafKw #investment #startup #startupfunding #crowdfunding #crowdinvesting #metaverse #vrdating #planettheta
PLANET THETA
The Metaverse is a $1 Trillion revenue opportunity,
here is how to invest...
Invest in Planet Theta LLC: The Most Secure Dating App Ever: Using VR to Find Love
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